

January 24, 2013

Via E-mail
Christopher Lindop
Chief Financial Officer
Haemonetics Corporation
400 Wood Road
Braintree, MA 02184

> **Re:  Haemonetics Corporation**
> **Form 10-K for the Year Ended March 31, 2012**
> **Filed May 22, 2012**
> **Response submitted January 18, 2013**
> **File No. 001-14041**

Dear Mr. Lindop:

We have reviewed your response letter and have the following comments.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response.  If you do not believe our comments apply to your facts and circumstances please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Significant Customers, page 7

1.  Please expand your response to prior comment 1 to provide us the authority on which you relied to determine that the disclosure required by Regulation S-K Item 101(c)(1)(vii) depends upon the likelihood of losing that significant customer.

Exhibits, page 83

2.  We note your response to prior comment 2;  however, Regulation S-K Item 601(b)(3) requires that, when you file an amendment to your articles of incorporation, you should file a complete copy of the articles of incorporation as amended without requiring investors to piece together documents from multiple filings to assemble your charter. Please include with your response to this letter the complete copy of your articles of incorporation that you plan to file with your next Form 10-Q.

3.      We note your response to prior comment 3.  As with all of your responses to our comments, we are unable to provide you with any comfort that your analyses or conclusions are accurate or complete.  Refer to the acknowledgements that must accompany your responses as mentioned at the end of this letter; please ensure that the acknowledgements that you provide are clearly signed by the registrant, not only by an individual or individuals.  When analyzing whether you should file the Hemerus purchase agreement, we urge you to consider carefully the total consideration that you may be obligated to pay for the Hemerus acquisition and the materiality to investors of the rights and remedies of the parties and the effect on Haemonetics if you are unable to complete the "important part of [your] strategy" as contemplated in 2014 according to your September 17, 2012 announcement.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Julie Sherman, Staff Accountant, at (202) 551-3640 or Kate Tillan, Assistant Chief Accountant, at (202) 551-3604 if you have questions regarding comments on the financial statements and related matters.  Please contact Brian Soares, at (202) 551-3580, or me at (202) 551-3617 with any other questions.

Sincerely,

/s/ Russell Mancuso

Russell Mancuso
Branch Chief

cc (via e-mail): Alexander Steffan